

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2011

Via U.S. Mail and Facsimile

John K. Keach, Jr.
President and Chief Executive Officer
Indiana Community Bancorp
501 Washington Street
Columbus, IN 47201

>   **Re: Indiana Community Bancorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 11, 2011**
>   **File No. 000-18847**

Dear Mr. Keach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Provision for Loan Loss, page 10

1. We note you had $9.7 million of troubled debt restructurings (TDRs) at December 31, 2010 and that two commercial loans comprised $7.8 million of the balance. Please revise future filings and address the following related to your TDRs:

   a. Disclose the amount of TDRs that were on accrual and nonaccrual status. If you accrue interest on TDRs, please:

      - disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;

- specifically discuss how you consider any missed payments under the original loan terms or new revised loan terms in your accrual determination;

    b. Tell us whether there was any loan modification not accounted for as a TDR, and if so, tell us and revise future filings to disclose the amounts.

    c. Tell us in detail and disclose how you determined that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

    d. Describe the type of collateral securing the two commercial loans and disclose if you obtained an appraisal of the collateral at the time you modified the loan and any special circumstances surrounding the loan. If you did not obtain an appraisal, please tell us in detail and disclose how you measured impairment; and

    e. Disclose the amount of all TDRs that you have charged-off and the amount of any allowance for loan loss allocated to the loans.

2. You disclose that in 2009 you changed your allowance for loan loss methodology by shortening the timeframe of the charge-off history from a rolling 5 years to a rolling 2 years. In December 2010, you increased the timeframe of the charge-off history by adding one quarter, each quarter, until a rolling 3 years is reached. Please revise future filings to discuss how these changes more accurately reflect the risk inherent in the portfolio and discuss the impact of these changes on your allowance for loan loss and provision for loan losses for the periods presented, particularly the most recent change to a rolling 3 years.

Allowance for Loan Losses, page 16

3. We note your discussion here and on page 10 regarding the deterioration in the credit quality of your loan portfolio resulting from the sluggish national and Indiana economies and their effect on collateral values and your customers' ability to repay their debt. This is as evidenced by increasing non-performing and impaired loans from December 31, 2009 to December 31, 2010. We also note that your allowance for loan loss as a percentage of your loan portfolio increased moderately from 1.78% at December 31, 2009 to 1.95% at December 31, 2010.

Please tell us in detail and revise your future filings to more comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio, and your disclosure of the continuing negative economic environment, with the moderate increase in your allowance for loan losses from December 31, 2009 to December 31, 2010. In your discussion, please provide an analysis of the specific and general components of your allowance for loan losses detailing how observed changes in the underlying credit quality of the applicable loan portfolio resulted in and were directionally consistent with each component of the allowance. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

4. Please revise future filings to disclose how often you obtain updated appraisals for impaired loans and describe any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses as of the end of each reporting period.

5. Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

    a. Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

    b. Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010;

    c. Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;

    d. Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs and quantify the amount of the partial charge-offs recorded for each period; and

    e. Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends, especially the coverage ratio.

Liquidity and Capital Resources, page 17

6. We note you have $172 million of certificates of deposits that are due to mature in less than 1 year as well as a significant amount of commitments to extend credit. Please revise future filings to provide additional discussion regarding the variability and uncertainties related to these potential cash outflows. For example, provide quantitative information regarding the variability of amount of certificates of deposit that historically

roll over to new certificates. Also discuss in detail how you manage these specific risks and ensure that you have adequate liquidity.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 27
Allowance for Loan Losses, page 28

7. You disclose that historical loss rates for commercial and homogeneous loans may be adjusted for significant factors that reflect the impact of current conditions on loss recognition. Please revise future filings to:

    a. Present additional granularity regarding any adjustments made to historical losses;

    b. Discuss adjustments made by loan segment for each period presented and discuss the specific facts and circumstances for the adjustments; and

    c. Discuss the amount of the allowance for loan losses that is attributable to these significant factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

8. You also disclose that an unallocated allowance is maintained to recognize the imprecision in estimating and measuring credit losses. Please revise future filings to present additional granularity regarding the amount of the unallocated allowance assigned to each class or portfolio segment and discuss any trends or changes from prior periods related to this amount.

9. Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e) for guidance.

10. Please revise future filings to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

11. Please revise future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b).

12. Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

13. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the

John K. Keach, Jr.
Indiana Community Bancorp
May 18, 2011
Page 5

information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Note 3. Portfolio Loans and Allowance for Loan Losses, page 36

14. We note in your Loan Portfolio Data on page 5 that construction loans totaled $54 million and were 7.2% of your total loan portfolio at December 31, 2010, and that in periods of declining real estate values, construction loans can represent significant credit risk and for which disaggregated information can be very useful for investors. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether your construction loan portfolio should be classified as a separate class of financing receivable for purposes of providing the disclosures required by ASU 2010-20 or revise future filings to disclose this portfolio as a separate class. If you do not believe disclosing this loan portfolio as a separate class is warranted, please provide us with credit quality information (specific allowance, charge-offs, etc.) which supports your determination that this portfolio does not represent a significant credit risk.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons, page 17 of Definitive Proxy Statement on Schedule 14A

15. Please revise future filings to disclose the information required by Item 404(a)(5) of Regulation S-K. Alternatively, confirm, and revise future filings to disclose, if accurate, that all loans to related persons, as that term is defined in Instruction 1 to Item 404(a), were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and did not involve more than the normal risk of collectability or present other unfavorable features. Refer to Instruction 4.b. to Item 404(a) of Regulation S-K. Please provide us with your proposed revised disclosure. We note the disclosure on page 17 that "[a]t present, the Bank offers loans to its executive officers, directors, and employees with an interest rate that is generally available to the public with substantially the same terms as those prevailing for comparable transactions."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Senior Counsel